UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **June 28, 2005**

CRA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	**000-24049**	**04-2372210**
(State or other jurisdiction	(Commission	(IRS employer
of incorporation)	file number)	identification no.)

200 Clarendon Street, Boston, Massachusetts	**02116**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(617) 425-3000**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On June 24, 2005, we filed a final prospectus supplement with the Securities and Exchange Commission in connection with our previously announced public offering. We are filing as Exhibit 5.1 to this current report on 8-K the legal opinion of Foley Hoag LLP as to the validity of the securities being offered in the public offering.

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits

Number	Title
5.1	Opinion of Foley Hoag LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRA INTERNATIONAL, INC.

Dated: June 28, 2005   By: /s/ James M. Wells
                                                                   James M. Wells
                                                                   Vice President and Corporate Controller

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Exhibit Index

Number	Title
5.1	Opinion of Foley Hoag LLP.

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